SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ID Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449489103
(CUSIP Number)

Mr. Charles Frumberg Emancipation Capital 825 Third Avenue New York, New York 10022 (212) 605-0661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,038,594 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,038,594 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,038,594 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 753,810 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 753,810 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 753,810 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 449489103

1	NAME OF REPORTING PERSONS Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,038,594 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,038,594 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,038,594 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449489103

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 28, 2015 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of ID Systems, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of March 9, 2016 the Reporting Persons used a total of $6,163,776 in the aggregate to acquire the shares of Common Stock held by Emancipation Master Ltd. and the Managed Account reported in this Schedule 13D. The shares of Common Stock directly held by Emancipation Master Ltd. and the Managed Account were acquired with investment funds in accounts under management.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 13,471,218 shares of Common Stock outstanding as of November 9, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 as filed with the the Securities and Exchange Commission on November 13, 2015.

(b) Information concerning the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover pages to this Schedule 13D for each such Reporting Person and is incorporated herein by reference for each such Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in the table below. As of the date of this Schedule 13D, Emancipation Master Ltd. is the only Reporting Person and Emancipation Master Ltd. and the Managed Account are the only entities or individuals that directly own Common Stock reported herein. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

 Emancipation Master Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
01/29/2016	7,300	4.03
02/01/2016	3,000	4.04

Emancipation Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
01/29/2016	6,500	4.03
02/23/2016	(100,000)	4.00
03/04/2016	(50,000)	4.10
03/08/2016	(100,000)	4.25

* Excluding commissions.

(d) Except as set forth in this Item 5, no person other than each respective direct owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

(e) Not applicable.

CUSIP No. 449489103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.
By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

/s/ Charles Frumberg
Charles Frumberg